UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED
(Translation of registrant’s name into English)

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Annual General Meeting of Shareholders

On August 15, 2024, at 10:00 A.M., China Standard Time (August 14, 2024, at 10:00 P.M., Eastern Time), Global Mofy AI Limited (the “Company”; formerly known as “Global Mofy Metaverse Limited”) held an annual general meeting of shareholders (the “Annual Meeting”) at its executive office at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town Gaobeidian Township, Chaoyang District, Beijing, People’s Republic of China, 100000. Holders of 14,735,171 ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 51.62% of the total 28,545,468 outstanding ordinary shares as of the record date of August 15, 2024, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Annual Meeting as of the record date. All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Annual Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One:	To consider and vote upon ordinary resolutions to appoint five directors to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by ordinary resolution.
	Haogang Yang	14,408,981	288,201	7,765
	Chen Chen	14,406,661	288,401	9,885
	Chi Chen	14,409,554	285,508	9,885
	Rui Dong	14,368,430	6,520	4,033
	Xiaohong Qi	14,406,654	288,408	9,885
Proposal Two:	To consider and vote upon a special resolution, to change the name of the Company to Global Mofy AI Limited and a special resolution to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association to reflect the Company’s new name.	14,656,991	27,479	20,447
Proposal Three:	By an ordinary resolution, to approve:
	(i) re-designate all of the issued and outstanding ordinary shares of US$0.000002 par value each in the capital of the Company (the “Ordinary Shares”) into class A Ordinary Shares of US$0.000002 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;
	(ii) re-designate 3,000,000,000 authorized but unissued Ordinary Shares into 3,000,000,000 class B Ordinary Shares of US$0.000002 par value each, each having 20 votes per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and
	(iii) re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis provided that the Company shall, at the time of the above resolution, have not less than 3,000,000,000 authorized but unissued Ordinary Shares; and
	By a special resolution, to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association to reflect the foregoing and to consent to any variation or abrogation of rights as a result thereof.	14,409,554	322,769	2,544
Proposal Four:	To consider and vote upon a special resolution to amend Articles 50 and 60 of the Company’s Amended and Restated Memorandum and Articles of Association.	14,389,192	310,478	5,272
Proposal Five:	To consider and vote upon an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholders as follows:	14,402,856	313,944	1,811

Name of Shareholder	Number of Existing Shares held	Number of Shares to be held Giving Effect to Share Re-designation	Number of Shares to be held Giving Effect to Share Re-designation, Repurchase and Issuance
James Yang Mofy Limited	10,913,894 Ordinary Shares	10,913,894 Class A Ordinary Shares	10,913,894 Class B Ordinary Shares
New JOLENE&R L.P.	1,809,142 Ordinary Shares	1,809,142 Class A Ordinary Shares	1,809,142 Class B Ordinary Shares

Proposal Six	To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, and Proposal Five.	14,402,856	300,166	1,925

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2024	Global Mofy AI Limited

	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

3